[LETTERHEAD OF PRICE WATERHOUSE LLP]

April 28, 1997

Mr. Tomas W. Fuller
Chief Financial Officer
Veterinary Centers of America, Inc.
3420 Ocean Park Boulevard, Suite 1000
Santa Monica, CA 90405

Dear Mr. Fuller:


In connection with that certain Engagement Letter dated April 28, 1997 between Price Waterhouse LLP and Veterinary Centers of America, Inc. the parties hereto further agree as follows:

VCA agrees to indemnify Price Waterhouse LLP for the payment of all legal costs and expenses incurred in Price Waterhouse LLP's successful defense of any legal action or proceeding that arises as a result of inclusion of Price Waterhouse LLP's audit report on The Pet Practice Inc. and Professional Veterinary Hospitals of America, Inc.'s past financial statements in the filing of Amendment No. 2 to Form S-3 (File No. 333-18261) with the Securities and Exchange Commission. This indemnification will be effective the day following the issuance of the Arthur Andersen LLP audit report on the financial statements for the year ended December 31, 1996.

In addition, you should contact the SEC's Division of Corporation Finance regarding required disclosures of the general effect of the indemnification agreement in the filing.

Yours very truly,

/s/ Price Waterhouse LLP

Price Waterhouse LLP



The terms as set forth in this letter are agreed to.


Veterinary Centers of America, Inc.


By: /s/ Tomas W. Fuller                 __________________
   ______________________               Date
   Tomas W. Fuller
   Chief Financial Officer